Exhibit 99.1

iHuman Inc. Announces Third Quarter 2022 Unaudited Financial Results

BEIJING, China, December 8, 2022 -- iHuman Inc. (NYSE: IH) (“iHuman” or the “Company”), a leading provider of tech-powered, intellectual development products in China, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Highlights

•	Revenues were RMB251.5 million (US$35.4 million), compared with RMB259.0 million in the same period last year.
•	Gross profit was RMB177.1 million (US$24.9 million), compared with RMB180.2 million in the same period last year.
•	Operating income reached a record-high of RMB38.5 million (US$5.4 million), a remarkable turnaround compared with an operating loss of RMB43.9 million in the same period last year.
•	Adjusted operating income[1] reached a record-high of RMB42.5 million (US$6.0 million), a remarkable turnaround compared with an adjusted operating loss of RMB41.5 million in the same period last year.
•	Net income reached a record-high of RMB39.5 million (US$5.5 million), a remarkable turnaround compared with a net loss of RMB38.2 million in the same period last year.
•	Adjusted net income[1] reached a record-high of RMB43.5 million (US$6.1 million), a remarkable turnaround compared with an adjusted net loss of RMB35.8 million in the same period last year.
•	Average total MAUs[2] reached a record-high of 20.63 million, a year-over-year increase of 16.7%.

Dr. Peng Dai, Director and Chief Executive Officer of iHuman, commented, “Building on our momentum in the first half of the year, we are pleased to deliver another set of solid results in the third quarter. Our average total MAUs hit an all-time high, increasing by 17% year-over-year to 20.63 million. The strong growth and continued expansion of our user base not only reflects the growing engagement and activeness of our user community, but also further validates the effectiveness of our focused organic user acquisition strategy. In the quarter, we optimized our domestic product portfolio to continue enhancing user experience and achieved some encouraging progress in our international business. Recently, we launched bekids Puzzle and bekids ABC, two more key milestones on our international roadmap. bekids Puzzle is designed to improve thinking skills in fun and meaningful ways, and provides more visual appeal, entertainment, and challenge than traditional puzzles. bekids ABC is an all-in-one app designed to provide essential early-years enlightenment for children, improving their reading, logic, and social skills. Meanwhile, we are stepping up our efforts to develop new products aligned with international market demand, and expect to gradually roll out these new offerings in the near future. Although our expansion efforts are still in an early stage, we are delighted to see that the business is gaining traction and market recognition. For example, bekids Coloring, an app designed to inspire children’s artistic creativity and develop their visual literacy via fun and interactive drawing activities, has already received two prestigious awards from the “Mom’s Choice Awards” (MCA) and “Parent Tested Parent Approved” (PTPA), two of North America’s best-recognized and most influential family product awards organizations. We believe distinguished acknowledgments like these represent a strong testament to the excellence of bekids Coloring, and will help drive product adoption among international families, and boost market awareness of our Bekids brand as a whole. Our expanded user base in the domestic market, ever-strengthening product pipeline, and growing recognition in the international market further give us confidence in our ability to unlock long-term opportunities and business growth. Going forward, we remain committed to our product-driven growth strategies and will continue to invest in key strategic priorities.”

1 “Adjusted operating income” and “adjusted net income” exclude share-based compensation expenses. Please see “Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and non-GAAP Results” at the end of this press release.

2 “Average total MAUs” refers to the monthly average of the sum of the MAUs of each of the Company’s apps during a specific period, which is counted based on the number of unique mobile devices through which such app is accessed at least once in a given month, and duplicate access to different apps is not eliminated from the total MAUs calculation.

Ms. Vivien Weiwei Wang, Director and Chief Financial Officer of iHuman, added, “In the third quarter, we continued to make progress in improving profitability at scale while continuing to drive quality growth. We reached a record-high quarterly adjusted net income of RMB43.5 million, and achieved a third consecutive quarter of profitability. The continued improvement in profitability was primarily driven by our sound operating efficiency initiatives. We better aligned our cost structure with our strategic priorities and improved our operational efficiency by further streamlining key business processes and workflows. For example, by leveraging our strong big data and AI capabilities to personalize product recommendations, we effectively directed user traffic of our flagship products to our newer offerings, elevating our cross-sell opportunities and enhancing user acquisition efficiency. Looking ahead, we will work diligently to innovate new products and remain focused on operational excellence to drive healthy and sustainable business growth.”

Third Quarter 2022 Unaudited Financial Results

Revenues

Revenues were RMB251.5 million (US$35.4 million), a slight decrease of 2.9% from RMB259.0 million in the same period last year.

Average total MAUs for the quarter were 20.63 million, an increase of 16.7% year-over-year from 17.68 million in the same period last year. The number of paying users3 for the quarter was 1.65 million.

Cost of Revenues

Cost of revenues was RMB74.4 million (US$10.5 million), a decrease of 5.5% from RMB78.8 million in the same period last year.

Gross Profit and Gross Margin

Gross profit was RMB177.1 million (US$24.9 million), a slight decrease of 1.7% from RMB180.2 million in the same period last year. Gross margin was 70.4%, compared with 69.6% in the same period last year.

Operating Expenses

Total operating expenses were RMB138.6 million (US$19.5 million), a decrease of 38.2% from RMB224.1 million in the same period last year.

Research and development expenses were RMB71.9 million (US$10.1 million), a decrease of 45.2% from RMB131.1 million in the same period last year, primarily due to cost savings in payroll-related expenses and outsourcing expenses.

Sales and marketing expenses were RMB41.7 million (US$5.9 million), a decrease of 38.0% from RMB67.2 million in the same period last year, primarily due to an economical and optimized advertising strategy.

General and administrative expenses were RMB25.0 million (US$3.5 million), a decrease of 2.8% from RMB25.8 million in the same period last year.

Operating Income

Operating income was RMB38.5 million (US$5.4 million), compared with an operating loss of RMB43.9 million in the same period last year.

Excluding share-based compensation expenses, adjusted operating income was RMB42.5 million (US$6.0 million), compared with an adjusted operating loss of RMB41.5 million in the same period last year.

3 “Paying users” refers to users who paid subscription fees for premium content on any of the Company’s apps during a specific period; a user who makes payments across different apps using the same registered account is counted as one paying user, and a user who makes payments for the same app multiple times in the same period is counted as one paying user.

Net Income

Net income was RMB39.5 million (US$5.5 million), compared with a net loss of RMB38.2 million in the same period last year.

Adjusted net income was RMB43.5 million (US$6.1 million), compared with an adjusted net loss of RMB35.8 million in the same period last year.

Basic and diluted net income per ADS were RMB0.74 (US$0.10) and RMB0.73 (US$0.10), respectively, compared with basic and diluted net loss per ADS of RMB0.72 in the same period last year. Each ADS represents five Class A ordinary shares of the Company.

Adjusted diluted net income per ADS was RMB0.80 (US$0.11), compared with adjusted diluted net loss per ADS of RMB0.67 in the same period last year.

Deferred Revenue and Customer Advances

Deferred revenue and customer advances were RMB340.7 million (US$47.9 million) as of September 30, 2022, compared with RMB303.0 million as of December 31, 2021.

Cash, Cash Equivalents and Time Deposits

Cash, cash equivalents and time deposits were RMB949.6 million (US$133.5 million) as of September 30, 2022, compared with RMB855.4 million as of December 31, 2021.

Modification of Exercise Prices of Share Options

In September 2022, to provide additional incentives to the Company’s employees, the Company modified the exercise prices for eligible outstanding options as of September 30, 2022, originally granted with exercise prices above US$0.2 per Class A ordinary share to the employees. Upon the modification, the exercise prices of these options were decreased to US$0.2 per Class A ordinary share, while other terms remained unchanged.

Extension of Share Repurchase Program

As announced on December 21, 2021, the Company’s board of directors (the “Board”) has authorized a share repurchase plan under which the Company may repurchase up to US$10 million of its shares over the next 12 months. Given its confidence in the Company’s business prospects, the Board has authorized an extension of the share repurchase program for another 12 months until December 31, 2023. Pursuant to the extended share repurchase program, the Company’s proposed repurchases may be made from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. The timing and dollar amount of repurchase transactions will be subject to the Securities and Exchange Commission (the “SEC”) Rule 10b-18 and/or Rule 10b5-1 requirements. The Board will continue to review the extended share repurchase program periodically, and may authorize adjustments to its terms and size. The Company expects to continue to fund the repurchases under the extended share repurchase program with its existing cash balance.

Exchange Rate Information

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2022, which was RMB7.1135 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Non-GAAP Financial Measures

iHuman considers and uses non-GAAP financial measures, such as adjusted operating income, adjusted net income and adjusted diluted net income per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). iHuman defines adjusted operating income, adjusted net income and adjusted diluted net income per ADS as operating income, net income and diluted net income per ADS excluding share-based compensation expenses, respectively. Adjusted operating income, adjusted net income and adjusted diluted net income per ADS enable iHuman’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. iHuman believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of the non-GAAP financial measures. In addition, the non-GAAP financial measures iHuman uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about iHuman’s beliefs and expectations, are forward-looking statements. Among other things, the description of the management’s quotations in this announcement contains forward-looking statements. iHuman may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iHuman’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users, convert non-paying users into paying users and increase the spending of paying users, the trends in, and size of, the market in which iHuman operates; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; regulatory environment; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in iHuman’s filings with the SEC. All information provided in this press release is as of the date of this press release, and iHuman does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About iHuman Inc.

iHuman Inc. is a leading provider of tech-powered, intellectual development products in China that is committed to making the child-rearing experience easier for parents and transforming cognitive development into a fun journey for children. Benefiting from a deep legacy that combines over two decades of experience in the parenthood industry, superior original content, advanced high-tech innovation DNA and research & development capabilities with cutting-edge technologies, iHuman empowers parents with tools to make the child-upbringing experience more efficient. iHuman’s unique, fun and interactive product offerings stimulate children’s natural curiosity and exploration. The Company’s comprehensive suite of innovative and high-quality products include self-directed apps, interactive content and smart devices that cover a broad variety of areas to develop children’s abilities in speaking, critical thinking, independent reading and creativity, and foster their natural interest in traditional Chinese culture. Leveraging advanced technological capabilities, including 3D engines, AI/AR functionality, and big data analysis on children’s behavior & psychology, iHuman believes it will continue to provide superior experience that is efficient and relieving for parents, and effective and fun for children, in China and all over the world, through its integrated suite of tech-powered, intellectual development products.

For more information about iHuman, please visit https://ir.ihuman.com/.

For investor and media enquiries, please contact:

iHuman Inc.

Mr. Justin Zhang

Investor Relations Director

Phone: +86 10 5780-6606

E-mail: ir@ihuman.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-13801110739

E-mail: eric.yuan@christensencomms.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	December 31,	September 30,	September 30,
	2021	2022	2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	855,362	878,606	123,512
Time deposits	-	70,998	9,981
Accounts receivable, net	56,132	76,215	10,714
Inventories, net	28,054	16,520	2,322
Amounts due from related parties	2,845	4,193	589
Prepayments and other current assets	72,851	93,726	13,176
Total current assets	1,015,244	1,140,258	160,294
Non-current assets
Property and equipment, net	12,286	9,801	1,378
Intangible assets, net	27,287	26,878	3,778
Operating lease right-of-use assets	38,237	17,311	2,434
Long-term investment	-	26,333	3,702
Amounts due from related parties	4,223	-	-
Other non-current assets	3,604	4,108	578
Total non-current assets	85,637	84,431	11,870
Total assets	1,100,881	1,224,689	172,164

LIABILITIES
Current liabilities
Accounts payable	30,536	13,912	1,956
Deferred revenue and customer advances	302,980	340,737	47,900
Amounts due to related parties	8,853	8,922	1,254
Accrued expenses and other current liabilities	115,895	108,037	15,188
Current operating lease liabilities	24,669	10,490	1,475
Total current liabilities	482,933	482,098	67,773
Non-current liabilities
Non-current operating lease liabilities	9,577	3,197	449
Total non-current liabilities	9,577	3,197	449
Total liabilities	492,510	485,295	68,222
SHAREHOLDERS’ EQUITY
Ordinary shares (par value of US$0.0001 per share, 700,000,000 Class A shares authorized as of December 31, 2021 and September 30, 2022; 125,122,382 Class A shares issued and 123,852,667 outstanding as of December 31, 2021; 125,122,382 Class A shares issued and 122,150,597 outstanding as of September 30, 2022; 200,000,000 Class B shares authorized, 144,000,000 Class B ordinary shares issued and outstanding as of December 31, 2021 and September 30, 2022; 100,000,000 shares (undesignated) authorized, nil shares (undesignated) issued and outstanding as of December 31, 2021 and September 30, 2022)	185	185	26
Additional paid-in capital	1,066,052	1,074,051	150,988
Treasury stock	(164)	(5,711)	(803)
Accumulated other comprehensive income (loss)	(34,677)	19,508	2,742
Accumulated deficit	(423,025)	(348,639)	(49,011)
Total shareholders’ equity	608,371	739,394	103,942
Total liabilities and shareholders’ equity	1,100,881	1,224,689	172,164

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended				For the nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues	258,983	230,607	251,527	35,359	706,900	724,813	101,893
Cost of revenues	(78,785)	(67,417)	(74,422)	(10,462)	(211,185)	(214,636)	(30,173)

Gross profit	180,198	163,190	177,105	24,897	495,715	510,177	71,720

Operating expenses
Research and development expenses	(131,088)	(78,201)	(71,859)	(10,102)	(306,253)	(246,685)	(34,678)
Sales and marketing expenses	(67,216)	(33,530)	(41,669)	(5,858)	(165,441)	(111,105)	(15,619)
General and administrative expenses	(25,761)	(28,849)	(25,035)	(3,519)	(67,694)	(79,942)	(11,238)
Total operating expenses	(224,065)	(140,580)	(138,563)	(19,479)	(539,388)	(437,732)	(61,535)
Operating income (loss)	(43,867)	22,610	38,542	5,418	(43,673)	72,445	10,185
Other income, net	5,695	2,917	9,611	1,351	14,361	15,875	2,232
Income (loss) before income taxes	(38,172)	25,527	48,153	6,769	(29,312)	88,320	12,417
Income tax benefit (expenses)	(23)	(3,737)	(8,675)	(1,220)	170	(13,934)	(1,959)
Net income (loss)	(38,195)	21,790	39,478	5,549	(29,142)	74,386	10,458

Net income (loss) per ADS:
- Basic	(0.72)	0.41	0.74	0.10	(0.55)	1.39	0.20
- Diluted	(0.72)	0.40	0.73	0.10	(0.55)	1.38	0.19

Weighted average number of ADSs:
- Basic	53,324,476	53,308,924	53,240,710	53,240,710	53,324,476	53,341,120	53,341,120
- Diluted	53,324,476	53,958,284	54,114,651	54,114,651	53,324,476	54,043,728	54,043,728

Total share-based compensation expenses included in:
Cost of revenues	244	39	77	11	768	180	25
Research and development expenses	(24)	801	2,045	287	5,211	3,813	536
Sales and marketing expenses	767	430	698	98	2,930	1,040	146
General and administrative expenses	1,379	762	1,187	167	4,740	2,963	417

iHuman Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended				For the nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating income (loss)	(43,867)	22,610	38,542	5,418	(43,673)	72,445	10,185
Share-based compensation expenses	2,366	2,032	4,007	563	13,649	7,996	1,124
Adjusted operating income (loss)	(41,501)	24,642	42,549	5,981	(30,024)	80,441	11,309

Net income (loss)	(38,195)	21,790	39,478	5,549	(29,142)	74,386	10,458
Share-based compensation expenses	2,366	2,032	4,007	563	13,649	7,996	1,124
Adjusted net income (loss)	(35,829)	23,822	43,485	6,112	(15,493)	82,382	11,582

Diluted net income (loss) per ADS	(0.72)	0.40	0.73	0.10	(0.55)	1.38	0.19
Impact of non-GAAP adjustments	0.05	0.04	0.07	0.01	0.26	0.14	0.02
Adjusted diluted net income (loss) per ADS	(0.67)	0.44	0.80	0.11	(0.29)	1.52	0.21

Weighted average number of ADSs – diluted	53,324,476	53,958,284	54,114,651	54,114,651	53,324,476	54,043,728	54,043,728
Weighted average number of ADSs – adjusted	53,324,476	53,958,284	54,114,651	54,114,651	53,324,476	54,043,728	54,043,728